As filed with the Securities and Exchange Commission on October 13, 2004
--------------------------------------------------------------------------------


Registration No.333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS


                                 AKZO NOBEL N.V.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                 The Netherlands
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-8500

          (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 Akzo Nobel Inc.
                              7 Livingstone Avenue
                           Dobbs Ferry, New York 10522
                                 (914) 674-5183

               (Address, including zip code, and telephone number,
                    including area code, of agent for service)

                                   Copies to:

 Francis Fitzherbert-Brockholes, Esq.     Richard C. Morrissey, Esq.        Deutsche Bank Trust Company Americas
       White & Case LLP                   Sullivan & Cromwell LLP                Attention: ADR Department
        7-11 Moorgate                      1 New Fetter Lane                         60 Wall Street
      London EC2R 6HH                      London EC4A 1AN                          New York, NY 10005


It is proposed that this filing become effective under Rule 466:            |_|   immediately upon filing.
                                                                            |_|   on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|


                                                 CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------------
                                                                    Proposed Maximum     Proposed Maximum
            Title of Each Class of               Amount to be       Aggregate Price      Aggregate Offering     Amount of
         Securities to be Registered              Registered            Per Unit*             Price**           Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by          100,000,000            $5.00                $5,000,000            $633.50
American Depositary Receipts, each American         ADSs
Depositary Share representing one Ordinary
Share, nominal value EUR 2.00, of Akzo Nobel
N.V.
------------------------------------------------------------------------------------------------------------------------------------
*    Each unit represents 100 American Depositary Shares.
**   Estimated solely for the purpose of calculating the registration fee.
     Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
------------------------------------------------------------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

Item 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                          Location in Form of American
                                                                          Depositary Receipt ("Receipt")
Item Number and Caption                                                   Filed Herewith as Prospectus
-----------------------                                                   -----------------------------

1.    Name of depositary and address of its principal                     Face of Receipt, Introductory article
      executive office

2.    Title of Receipts and identity of deposited securities              Face of Receipt, Top center

      Terms of Deposit:

      (i)     The amount of deposited securities represented              Face of Receipt, Upper right corner
              by one American Depositary Share

      (ii)    The procedure for voting, if any, the deposited             Reverse of Receipt, Paragraph (16)
              securities                                                  and (17)

      (iii)   The collection and distribution of dividends                Reverse of Receipt, Paragraph (14)

      (iv)    The transmission of notices, reports and proxy              Face of Receipt, Paragraph (13)
              soliciting material                                         Reverse of Receipt, Paragraph (16)

      (v)     The sale or exercise of rights                              Reverse of Receipt, Paragraphs (14)
                                                                          and (16)

      (vi)    The deposit or sale of securities resulting from            Face of Receipt, Paragraphs (3) and
              dividends, splits or plans of reorganization                (6)
                                                                          Reverse of Receipt,  Paragraphs  (14)
                                                                          and (18)

      (vii)   Amendment, extension or termination of the                  Reverse of Receipt, Paragraphs (22) and
              deposit arrangements                                        (23)
                                                                          (no provision for extensions)

      (viii)  Rights of holders of Receipts to inspect the                Face of Receipt, Paragraph (13)
              transfer books of the depositary and the list of
              holders of Receipts

      (ix)    Restrictions upon the right to deposit or                   Face of Receipt, Paragaraphs (2), (3),
              withdraw the underlying securities                          (4), (6), (7), (9) and (10)

      (x)     Limitation upon the liability of the depositary             Face of Receipt, Paragraph (7)
                                                                          Reverse of Receipt, Paragaraph (19)
                                                                          and (20)

3.    Fees and charges which may be imposed directly or                   Face of Receipt, Paragraph (10)

      indirectly against holders of Receipts                              Face of Receipt, Paragraph (13)


Item 2.    AVAILABLE INFORMATION

Akzo Nobel N.V. ("the Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, at the principal executive office of the Depositary and where made available by the Commission, on the Commission's website.

                                   PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Supplemental Agreement to the Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement and incorporated herein by reference.



                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1) Amended and Restated Deposit Agreement, dated as of October 15, 1999, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to Form F-6 (File Number 333-112715), dated February 11, 2004, and incorporated herein by reference.

(a)(2) Supplemental Agreement to Deposit Agreement, dated as of October 18, 2004, by and among the Company, Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed herewith as Exhibit (a)(2).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. - Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. - Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)      Certification under Rule 466. - Not Applicable.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of October 15, 1999, and as supplemented and amended by the Supplemental Agreement to Deposit Agreement, dated as of October 18, 2004, by and among the Company, the Depositary, as successor depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that is has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, United Kingdom, on October 4, 2004.



                                           Legal entity created by the Amended
                                           and Restated Deposit Agreement dated
                                           as of October 15, 1999, and as
                                           supplemented and amended by the
                                           Supplemental Agreement to Deposit
                                           Agreement, dated as of October 18,
                                           2004, for the issuance of American
                                           Depositary Receipts evidencing
                                           American Depositary Shares, each
                                           representing one Ordinary Share,
                                           nominal value EUR 2.00, of the
                                           Company.



                                           Deutsche Bank Trust Company
                                           Americas, solely in its capacity as
                                           Depositary



                                           By: /s/  Jeff Margolick
                                              ----------------------------------
                                              Name:   Jeff Margolick
                                              Title:  Vice President

                                           By: /s/  Clare Benson
                                              ----------------------------------
                                              Name:   Clare Benson
                                              Title:  Vice President

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Akzo Nobel N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands, on September 27, 2004.



                                           Akzo Nobel N.V.



                                           By: /s/  R. (Rob) Frohn
                                              ----------------------------------
                                              Name:   R. (Rob) Frohn
                                              Title:  Director, Chief Financial
                                                      Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 27, 2004.

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kennith Frank, to act as his/her true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.




Name                                                         Title
---                                                          -----
/s/  G.J. (Hans) Wijers                                      Chairman and Chief Executive Officer
---------------------------------------
Name:  G.J (Hans) Wijers

/s/  R. (Rob) Frohn                                          Director, Chief Financial Officer
---------------------------------------
Name:  R. (Rob) Frohn

/s/ Jacq J.M. Derckx                                         Chief Accounting Officer
---------------------------------------
Name:  Jacq J.M. Derckx

/s/  A.T.M. (Toon) Wilderbeek                                Director
---------------------------------------
Name:  A.T.M. (Toon) Wilderbeek

/s/ Rudy M.J. van der Meer                                   Director
---------------------------------------
Name:  Rudy M.J. van der Meer

/s/  L. (Leif) Darner                                        Director
---------------------------------------
Name:  L. (Leif) Darner



Akzo Nobel Inc.                                              Authorized Representative in the United States


By: /s/ Kennith Frank
---------------------------------------
    Name:   Kennith Frank
    Title:  Senior Vice President and
            General Counsel


                                INDEX TO EXHIBITS
                                                                                  Sequentially
Exhibit Number                                                                    Numbered Page
--------------                                                                    -------------

(a(1) Amended and Restated Deposit Agreement, dated as of October 15, 1999, by and among the Company, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). - Filed as Exhibit (a) to Form F-6 (File Number
         333-112715), dated February 11, 2004, and incorporated herein by reference.

(a(2)    Supplemental Agreement to Deposit Agreement, dated as of October 18,
         2004, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities to be registered.